UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K/A
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 24, 2014

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report on Form 6-K/A of Credit Suisse Group AG and Credit Suisse AG supersedes and replaces the report on Form 6-K of Credit Suisse Group AG and Credit Suisse AG dated February 6, 2014 (accession number 0001370368-14-000010) solely in relation to the slide presentation included therein.

Fourth Quarter and Full-Year 2013 Results Revised – March 21, 2014 Presentation to Investors As announced on March 21, 2014, Credit Suisse has entered into an agreement with the Federal Housing Finance Agency to settle certain litigation relating to mortgage-backed securities. As a result of this settlement, we will incur an after tax charge of CHF 275 mn in respect of our previously reported unaudited financial results for 4Q13 and full-year 2013. This revised presentation updates those financial results and related information to reflect this subsequent event and does not update or modify any other information contained in the presentation originally published on February 6, 2014 that does not relate to the subsequent event.

Disclaimer February 6, 2014 (updated March 21, 2014) * Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 and in "Cautionary statement regarding forward-looking information" in our fourth quarter report 2013 filed with the US Securities and Exchange Commission and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including underlying results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the appendix section of this presentation, which is available on our website at credit-suisse.com. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. In addition, we have calculated our Basel 3 net stable funding ratio (“NSFR”) based on the current FINMA framework. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions and/or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage ratio, leverage exposure and total capital amounts included in this presentation are based on the current FINMA framework. Swiss Total Capital Leverage ratio is calculated as Swiss Total Capital divided by a three-month average leverage exposure, which consists of balance sheet assets, off-balance sheet exposures that consist of guarantees and commitments, and regulatory adjustments that include cash collateral netting reversals and derivative add-ons.

Introduction Brady W. Dougan, Chief Executive Officer February 6, 2014 (updated March 21, 2014) *

* All data for Core Results. Underlying results are non-GAAP financial measures; reconciliation to reported results can be found in the appendix section of this presentation. All references on this slide and the rest of the presentation to Group reported pre-tax income refer to income from continuing operations before taxes. Return on allocated Basel 3 capital based on after-tax income on capital allocated at 10% of average Basel 3 risk-weighted assets. All expenses reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. February 6, 2014 (updated March 21, 2014) Solid 4Q13 & consistent results throughout 2013 Strong underlying performance: after-tax return on equity of 9% for 4Q13 and 10% for 2013, and pre-tax income of CHF 1.3 bn for 4Q13 and CHF 5.8 bn for 2013 2013 after-tax return on equity of 13% for Strategic businesses with pre-tax income of CHF 7.1 bn, demonstrating strength of core franchise amid continued muted macro environment 4Q13 reported pre-tax loss of CHF (39) mn primarily due to significant litigation provisions Private Banking and Wealth Management: strong profitability with reported pre-tax income of CHF 0.9 bn in 4Q13; Strategic businesses with pre-tax income of CHF 1.1 bn in 4Q13, with continued high return on Basel 3 capital of 34% in the quarter Investment Banking: solid performance in Strategic businesses with pre-tax income of CHF 0.5 bn in 4Q13, with sustained market share positions across high-returning businesses driving revenue growth Strong capital and leverage positions and continued improvement on operating leverage Strong capital position with “look-through” Basel 3 CET1 ratio and “look-through” Total Capital ratio of 10.2% and 15.9%, respectively, at end 4Q13 Continued progress in reducing leverage exposure with reduction of CHF 275 bn, or 20%, since 3Q12, to CHF 1,130 bn; “look-through” Swiss Total Capital Leverage ratio of 3.7% at end 4Q13 Ahead of prior end 2013 Basel 3 risk-weighted assets target with reduction of CHF 104 bn since peak in 3Q11, further step towards our long-term target of ~CHF 250 bn Delivered CHF 3.1 bn of annualized savings through end 2013; target of > CHF 4.5 bn by end 2015 within reach Key messages

February 6, 2014 (updated March 21, 2014) * Key messages Significant further progress in transforming the business for the new environment Non-Strategic units established in 4Q13 enable us to redeploy resources to fuel growth initiatives in high-returning businesses; resources released from Non-Strategic operations expected to fund shareholder returns and growth Further drives improvement in profitability in Private Banking & Wealth Management by delivering growth in Emerging Markets and continued transformation of mature markets Asset Management’s Strategic pre-tax income increased 32% from 2012 to 2013, which underscores the strength of the ongoing business and its importance in profit generation within the Private Banking & Wealth Management franchise In Investment Banking, existing strength and market-leading positions in Equity trading, Underwriting and core Fixed Income franchises continue to deliver high and sustainable returns Outlook Results so far this year have been largely consistent with the good starts we have seen in prior years with some variability by business lines Solid momentum in Strategic businesses and run-off of Non-Strategic units expected to support Group KPIs of return on equity of >15% and cost / income ratio of <70% Dividend Proposed total 2013 cash dividend of CHF 0.70 per share1; to be paid out of reserves from capital contributions and free of Swiss withholding tax Resumed cash dividends after achieving end 2013 capital goals; prudent policy that provides basis for future progression as we continue to execute our strategy and resolve legacy issues 1 Proposal of the Board of Directors to the Annual General Meeting on May 9, 2014.

Private Banking & Wealth Management 2013 review

Good momentum and progress on executing strategic agenda

Improving profitability[1]	■ AM 2013 pre-tax income up 32% YoY, strong performance fees and stable recurring fee-based margin ■ WMC 2013 pre-tax income up 4% YoY, stable net margin on AuM at 26 basis points and high return on Basel 3 capital of 32% ■ CIC 2013 pre-tax income up 3%YoY, cost / income ratio improving to 51% and return on Basel 3 capital of 20%
Reallocation of resources to key growth areas	■ Emerging Markets with strong performance and footprint expansion – share of AuM up to 37% with strong 8% asset inflows, including double-digit growth in APAC ■ UHNWI client segment with solid growth and inflows with share of AuM up to 45% – successfully delivering secured lending expansion with volume & revenue growth at stable lending spreads
Transforming Mature Markets	■ Improving profitability and inflows in Western European onshore markets; realigning activities in Germany, including the sale of the unprofitable onshore business ■ Progress made in repositioning US business for profitability
Leveraging scale in Switzerland	■ Leveraging strong market position and cross-segment collaboration to increase scale ■ Improving lending margins with disciplined pricing
Established Non-Strategic unit	■ Sold Non-Strategic and capital intensive businesses for an aggregate capital benefit of CHF 0.7 bn ■ Progress in exiting small markets and acceleration in executing legacy cross-border business run-off

1 Pre-tax income for AM, WMC and CIC based on Strategic results.
Return on Basel 3 capital based on CHF-denominated post-tax income; assumes tax rate of 30% in 2Q13, 3Q13 and 4Q13, and 25% in 1Q13 and earlier, and capital allocated at 10% of average Basel 3 RWAs; return on Basel 3 capital is different from externally disclosed Return on Equity.

CREDIT SUISSE
February 6, 2014 (updated March 21, 2014) 6

Solid 2013 Investment Banking results with balanced business mix; well-positioned to deliver strong returns and profitability in 2014

	2014 expected key drivers of growth	% of 2013 Strategic Revenues[5]
Top 3 Equities franchise	▪ Continued growth from diversified client platform across products and regions, favorable market conditions and investor rotation into equities ▪ Top tier franchise to drive profitability: #1 in Global Cash[1], # 1 in US Electronic Trading[2], #2 in Prime Services[3]	**37%**
Strong and profitable Underwriting & Advisory franchises	▪ Higher M&A activity from increased CEO confidence, attractive valuation levels and improving macro environment ▪ Continued strength in underwriting from momentum in equity underwriting, franchise strength in leveraged finance (ranked top 3 globally with 7.2% share of wallet[4]) and increased M&A driven financing revenues	**25%**
High-returning Fixed Income yield businesses	▪ Market-leading Credit and Securitized Products franchises generating returns in excess of Group target; top 3 market share in Securitized Products and US Leveraged Finance ▪ Improved quality of revenue streams across Credit and Securitized Products driven by diversification across products, regions and fee vs. trading mix ▪ Strong Emerging Markets franchise with leading financing and trading solutions across Brazil, Russia, India, China, Korea and Mexico	**32%**
Differentiated Global Macro Products Group	▪ Unique cross-asset offering provides clients holistic approach across macro asset classes (Rates, FX and Commodities) ▪ Creates scale in our delivery of macro products; improves capital and cost efficiency with synergies across management, systems and support	**8%**

1 Based on 9M13 survey conducted by leading market share analysis provider. 2 Based on 2013 Equities survey for North America by Greenwich Associates. 3 2012 *Hedge Fund Intelligence Survey*. 4 Based on Dealogic as of 31st December 2013. 5 Includes Other Strategic revenue losses.

CREDIT SUISSE February 6, 2014 (updated March 21, 2014) 7

Strategic businesses continue to drive momentum in reaching KPIs

Surpassed Group capital, leverage and RWA targets set for year-end 2013

	Key Performance Indicators (KPIs)	FY 2013 Strategic	FY 2013 Underlying	Path to achieve
Group	Return on Equity: > 15%	13%	10%	Growth in Strategic businesses from resources released from Non-Strategic units coupled with progress from capital and expense run-off in Non-Strategic operations are expected to drive returns towards >15% over-the-cycle target
	Cost / Income: < 70%	72%	77%	Elimination of Non-Strategic drag and execution of the cost program is expected to enable us to achieve the target cost / income ratio of <70%
Private Banking & Wealth Management	Cost / Income: < 65%	70%	71%	Delivery of the remaining CHF 0.55 bn of targeted cost savings would reduce cost / income ratio by ~500 bps
	NNA growth (WMC) : 3-4% through 2015 6% long-term	4%[1]	n/a	Expect NNA growth from Emerging Markets to be offset in the near term by Western European outflows; maintain guidance of 6% for long-term NNA growth
Investment Banking	Cost / Income: < 70%	71%	80%	Targeting significant improvement in Investment Banking cost / income ratio driven by: – Continued expense reduction and decreased Non-Strategic drag – Revenue growth: Expected market improvement in Cash Equities, Equity Derivatives, and M&A; continued growth in Emerging Markets

All data for Core Results. All expenses reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. Underlying results are non-GAAP financial measures; reconciliation to reported results can be found in the appendix section of this presentation.

1 Assumes assets managed across businesses relate to Strategic businesses only. Excludes Western European cross-border outflows of CHF 7.3 bn in EMEA, CHF 2.6 bn in Switzerland and CHF 0.1 bn in Americas.

CREDIT SUISSE

February 6, 2014 (updated March 21, 2014) 8

Financial results David Mathers, Chief Financial Officer February 6, 2014 (updated March 21, 2014) *

Results Overview

	in CHF mn	4Q13	3Q13	4Q12	2013	2012[1]
Strategic	Net revenues	6,064	5,692	6,083	25,569	25,493
	Pre-tax income	**1,461**	**1,390**	**1,691**	**7,145**	**6,267**
	Cost / income ratio	75%	75%	71%	72%	75%
	Return on equity[2]	**11%**	**10%**	**15%**	**13%**	**15%**
	Net new assets[3] in CHF bn	5.4	9.3	7.7	38.0	12.9
Non-Strategic	Net revenues	(78)	(243)	(456)	(286)	(2,242)
	Pre-tax income	(1,500)	(702)	(1,306)	(3,151)	(4,379)
Total Reported	Net revenues	5,986	5,449	5,627	25,283	23,251
	Pre-tax income	(39)	688	385	3,994	1,888
	Net income attributable to shareholders	(8)	454	263	2,794	1,349
	Diluted earnings per share in CHF	n/m	0.26	0.09	1.49	0.79
	Return on equity	n/m	4%	3%	7%	4%
Underlying[4]	Pre-tax income	1,321	933	1,189	5,810	5,017
	Return on equity	9%	7%	9%	10%	10%
	Diluted earnings per share in CHF	0.47	0.40	0.41	2.27	2.36

Results have been restated for reclassifications to discontinued operations relating to revenues and expenses arising from the sale of ETF, secondary private equity and CFIG businesses and the announced sale of domestic private banking business booked in Germany.

1 Strategic and reported results include CHF 534 mn of PAF2-related expense incurred in 1Q12.

2 Return on Equity for Strategic results calculated by dividing annualized Strategic net income by average Strategic shareholders' equity (derived by deducting 10% of Non-Strategic RWA from reported shareholders' equity).

3 Assumes assets managed across businesses relate to Strategic businesses only.

4 Underlying results are non-GAAP financial measures; reconciliation to reported results can be found in the appendix section of this presentation.

CREDIT SUISSE

February 6, 2014 (updated March 21, 2014) 10

Private Banking & Wealth Management with strong profitability and higher fee-based revenues

Private Banking & Wealth Management

	in CHF mn	4Q13	3Q13	4Q12	2013	2012
Strategic	Net revenues	3,269	2,934	3,217	12,443	12,343
	o/w significant items[1]	*(68)*	*(18)*	*29*	*(86)*	*32*
	Provision for credit losses	27	13	47	82	139
	Compensation and benefits	1,242	1,205	1,202	5,027	5,186
	Other operating expenses	943	908	939	3,698	3,644
	Total operating expenses	2,185	2,113	2,141	8,725	8,830
	Pre-tax income	**1,057**	**808**	**1,029**	**3,636**	**3,374**
	Basel 3 RWA CHF bn	88	86	88	88	88
	Leverage exposure CHF bn	303	300	305	303	305
	Cost/income ratio	67%	72%	67%	70%	72%
	Return on Basel 3 capital[2]	34%	26%	34%	29%	28%
	Net new assets[3] CHF bn	5.4	9.3	7.7	38.0	12.9
	Assets under management[3] CHF bn	1,238	1,220	1,166	1,238	1,166
Non-Strategic	Net revenues	169	382	97	1,008	1,131
	Total expenses	351	151	194	900	687
	Pre-tax income	**(187)**	**210**	**(118)**	**50**	**401**
Total	Net revenues	3,438	3,316	3,314	13,451	13,474
	Pre-tax income	**870**	**1,018**	**911**	**3,686**	**3,775**
	Basel 3 RWA CHF bn	94	92	96	94	96
	Net new assets CHF bn	4.4	8.1	6.8	32.1	10.8
	Assets under management CHF bn	1,282	1,268	1,251	1,282	1,251

4Q13 results

- Higher total revenues than 4Q12 and 3Q13 reflecting:
  - Stronger transaction and performance-based revenues in the Strategic businesses
  - Robust performance and increase in management fees from hedge funds and alternative products in Asset Management
- Increase in total and Non-Strategic operating expenses driven by higher litigation provisions in the quarter

Full year 2013 results

- Higher Strategic pre-tax income in 2013 reflecting increased profitability in the businesses driven by:
  - Continued progress in restructuring of the Asset Management business
  - Growth in Emerging Markets in Wealth Management Clients
  - Stronger recurring commissions and fees
  - Increased penetration of UHNWI client segment

1 Wincasa gain of CHF 45 mn in 4Q12, AMF impairments of CHF (68) mn, CHF (18) mn, CHF (16) mn and (38) mn in 4Q13, 3Q13, 4Q12 and 3Q12 respectively, and a gain from the sale of a business of CHF 41 mn in 2Q12.
2 Based on CHF-denominated post-tax income; assumes tax rate of 30% in 2Q13, 3Q13 and 4Q13, and 25% in 1Q13 and earlier, and capital allocated at 10% of avg. Basel 3 RWAs; return on Basel 3 capital is different from externally disclosed Return on Equity.
3 Assumes assets managed across businesses relate to Strategic businesses only.

CREDIT SUISSE
February 6, 2014 (updated March 21, 2014) 11

Strong growth in emerging markets partially offset by Western European cross-border outflows

Private Banking & Wealth Management – Strategic
Net new assets in 2013 in CHF bn



Wealth Management Clients
AM
CIC
PB&WM
3.8%
Net new assets growth rate
Excl. Western European cross-border outflows
28.9
4Q
3Q
2Q
1Q
5.1
6.1
9.9
7.8
3.5 Switzerland
1.4%
4.8 Americas
2.9%
9.1 EMEA
3.7%
11.5 APAC
10.8%
Mature markets 6.5
1.4 %
8.1 %
Emerging markets 22.4
by quarter
by region
by customer domicile
Before Western European cross/border outflows
11.0
4.0
Alternatives
Core / Other
8.8
52.7
13.1 Switzerland
15.3 Americas
10.2 EMEA
14.1 APAC
Western European cross-border outflows in WMC[1]
(10.0)
(4.7)
Elimination of double-count related to collaboration[2]
EMEA
38.0
7.1 Switzerland
15.0 Americas
2.0
13.9 APAC

2013

- Wealth Management Clients with inflows[3] of CHF 28.9 bn (4% growth) and net new assets of CHF 18.9 bn (2% growth)
  - Emerging markets growing at 8%; APAC 11%, EEMEA 7%, LatAm 6%
  - Continued strong growth from our UHNWI client segment (AuM share of 45%), in particular in Emerging markets
  - Western European cross-border outflows mainly from lower wealth segments; inflows from onshore focus markets, in particular from Spain and Italy
- Asset Management with significant inflows across its higher margin products; strong inflows in credit and emerging markets products
- Strong inflows of CHF 8.8 bn in Corporate & Institutional Clients, predominantly from pension funds

WMC = Wealth Management Clients AM = Asset Management CIC = Corporate & Institutional Clients EMEA = Europe, Middle East and Africa
Assumes assets managed across businesses relate to Strategic businesses only.
1 Western European cross-border outflows of CHF 7.3 bn in EMEA, CHF 2.6 bn in Switzerland and CHF 0.1 bn in Americas. 2 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients (assumes assets managed across businesses relate to Strategic businesses only). 3 Excludes Western European cross-border outflows.

CREDIT SUISSE February 6, 2014 (updated March 21, 2014) 12

Wealth Management Clients with improved full-year performance

Wealth Management Clients – Strategic

in CHF mn	4Q13	3Q13	4Q12	2013	2012
Net interest income	760	766	804	3,050	3,268
Recurring commissions & fees	742	747	685	2,956	2,811
Transaction- & perf.-based revenues	563	549	584	2,447	2,355
Other revenues[1]	--	--	--	--	41
Net revenues	**2,065**	**2,062**	**2,073**	**8,453**	**8,475**
o/w significant items[1]	--	--	--	--	*41*
Provision for credit losses	18	21	36	78	110
Total operating expenses	**1,572**	**1,532**	**1,554**	**6,316**	**6,394**
Pre-tax income	**475**	**509**	**483**	**2,059**	**1,971**
Cost / income ratio	76%	74%	75%	75%	75%
Net new assets in CHF bn	1.7	3.8	3.6	18.9	20.6
Assets under management in CHF bn	791	783	758	791	758

1 Includes gains of CHF 41 mn related to the sale of a business in 2Q12.
2 Recurring commissions & fees, transaction- and performance-based revenues.

4Q13 results

- Total revenues slightly lower than 4Q12 reflecting the adverse impact of the low interest rate environment and lower collaboration revenues, partly offset by higher recurring commissions
- Total operating expenses increased from 4Q12 and 3Q13; 4Q13 expenses include costs relating to the integration of Morgan Stanley's Private Wealth Management businesses in EMEA
- Weak NNA of CHF 1.7 bn in the quarter mostly due to continued cross-border outflows in Western Europe of CHF 3.4 bn

Full year 2013 results

- Higher pre-tax income reflecting growth in fee-based revenues[2] with lower compensation and benefits expenses, partly offset by the adverse impact from low interest rate environment on net interest income
- Solid inflows of CHF 28.9 bn in the year with continued strong growth in emerging markets, partially offset by Western European cross-border outflows of CHF 10.0 bn

CREDIT SUISSE
February 6, 2014 (updated March 21, 2014) 13

Full year net margin stable despite decline in gross margin

Margin outlook for 2014 expected to be broadly in line with 2013

Wealth Management Clients – Strategic

Net margin	Net margin remained stable at 26 bps with increase in average AuM of 6% and growing UHNWI share from 41% to 45%
Transaction- and performance-based revenues	▪ 4% revenue increase in 2013 reflecting increased client activity ▪ Continued strong collaboration revenues for the year, less weighted towards 4Q in 2013
Recurring commissions & fees	▪ Solid margin trends despite further growth in UHNWI client segment and in emerging markets ▪ Asset mix and cash levels held by clients broadly unchanged
Net interest income	Net interest income down year-on-year, due to low-interest rate environment, partially offset by volumes

Net margin excl. significant items[1], in bps

4Q12	3Q13	4Q13	2012	2013
25	26	24	26	26

Net revenues in CHF mn



Gross margin in basis points
2,073
109
584
31
685
36
804
42
2,062
105
549
28
747
38
766
39
2,065
104
563
28
742
38
760
38
8,475
114
Other revenues[2]
2,355
32
2,811
38
3,268
44
8,453
107
2,447
31
2,956
38
3,050
38
4Q12
3Q13
4Q13
2012
2013

	4Q12	3Q13	4Q13	2012		2013
Average assets under management in CHF bn	759	783	793	741	+6%	788
Ultra High Net Worth Individuals' share	41%	44%	45%	41%	+4pp	45%

1 Pre-tax income (excl. CHF 41 mn gain related to the sale of a business in 2Q12) / average assets under management (annualized for quarters). 2 Includes CHF 41 mn gain related to the sale of a business in 2Q12.

CREDIT SUISSE
February 6, 2014 (updated March 21, 2014) 14

Corporate & Institutional Clients business with consistently solid contribution

Corporate & Institutional Clients – Strategic

in CHF mn	4Q13	3Q13	4Q12	2013	2012
Net interest income	278	278	299	1,105	1,170
Recurring commissions & fees	108	117	114	451	448
Transaction- & perf.-based revenues	102	105	102	455	457
Other revenues[1]	(3)	(1)	19	(15)	(11)
Net revenues	**485**	**499**	**534**	**1,996**	**2,064**
Provision for credit losses	9	(8)	11	4	29
Total operating expenses	**263**	**256**	**274**	**1,027**	**1,094**
Pre-tax income	**213**	**251**	**249**	**965**	**941**
Cost / income ratio	54%	51%	51%	51%	53%
Net new assets in CHF bn	4.0	0.5	1.1	8.8	1.5
Assets under management in CHF bn	250	241	224	250	224

4Q13 results

- Lower net revenues from 4Q12 reflecting one-off recovery gain of CHF 25 mn in 4Q12 and adverse impact of low interest rate environment
- Total operating expenses decreased from 4Q12 reflecting lower general and administrative expenses

Full year 2013 results

- Higher pre-tax income despite lower net revenues impacted by the adverse impact of low interest rate environment
- Low credit provisions reflecting a well diversified credit portfolio and strong risk management
- Lower operating expenses, with continued efficiency efforts to drive down cost/income ratio to 51%
- Strong net new assets of CHF 8.8 bn

1 Other revenues include fair value changes on the Clock Finance transaction and CHF 25 mn gain related to a recovery case in 4Q12.

CREDIT SUISSE

February 6, 2014 (updated March 21, 2014) 15

Successful restructuring of Asset Management business with significant increase in profitability

Asset Management – Strategic

in CHF mn	4Q13	3Q13	4Q12	2013	2012
Recurring commissions & fees	299	285	265	1,147	1,070
Transaction & perf.-based revenues	481	120	304	925	670
Other revenues	(61)	(32)	41	(78)	64
Net revenues	**719**	**373**	**610**	**1,994**	**1,804**
o/w significant items[1]	*(68)*	*(18)*	*29*	*(86)*	*(9)*
Total operating expenses	**350**	**325**	**313**	**1,382**	**1,342**
Pre-tax income	**369**	**48**	**297**	**612**	**462**
Cost / income ratio	49%	87%	51%	69%	74%
Fee-based margin in basis points	87	45	69	58	52
Net new assets CHF bn	(0.5)	4.4	2.8	15.0	(8.3)
Assets under management CHF bn	352	349	325	352	325

4Q13 results

- Strong increase in revenues
  - Significant performance fees reflect strong investment returns
  - Higher placement fees on client activity
  - Increased management fees on growth of asset base driven by investment performance and robust inflows in Alternatives
- Operating expenses up in line with growth in fee-based revenues[2]

Full year 2013 results

- Reported pre-tax income up 32% to CHF 612 mn in 2013
- Profitability improvement based on fee-based revenue growth and benefit from divisional restructuring
- Fee-based margin improved to 58 basis points
- Lower investment-related gains reflecting reduced capital usage
- Reported cost/income ratio of 69% improved from 74% in 2012

1 Excludes Wincasa gain of CHF 45 mn in 4Q12, AMF impairments of CHF (68) mn, CHF (18) mn, CHF (16) mn and (38) mn in 4Q13, 3Q13, 4Q12 and 3Q12 respectively.
2 Recurring commissions & fees, transaction- and performance-based revenues.

CREDIT SUISSE February 6, 2014 (updated March 21, 2014) 16

February 6, 2014 (updated March 21, 2014) * 1Q 2Q 3Q 4Q 2012 Performance fees and carried interest and placement fees in CHF mn 1Q 2Q 3Q 4Q 2013 451 697 Reported fee-based margin (bps) 44 51 46 69 46 53 45 87 Recurring fee-based margin1 (bps) 39 39 38 38 37 38 38 39 Fee-based margin from performance and placement fees (bps) 5 12 8 31 9 15 7 48 Strong investment returns in 2013 across our product offerings drive significant growth in performance fee revenues vs. 2012 Carried interest revenues, earned upon investment realizations, expected to decline as a result of sales Placement fees up from 2012 on increased client activity with solid pipeline for 2014 Asset management fees trending higher on higher margin alternative product asset raising and market performance 1 Asset management fees, transaction and other fees and equity participations income divided by average assets under management Asset Management - Strategic Asset Management with higher performance fees and stable recurring fee-based margin Seasonally lower revenues quarters Seasonally higher revenues quarters

Private Banking & Wealth Management's Non-Strategic results included gains from business divestitures

Non-Strategic unit

in CHF mn	4Q13	3Q13	4Q12	2013	2012
Select onshore businesses	28	25	39	164	149
Legacy cross-border businesses	52	49	52	202	209
AM divestitures and discontinued operations	54	288	(32)	534	660
Other Non-Strategic positions & items	35	20	38	108	113
Net revenues	**169**	**382**	**97**	**1,008**	**1,131**
o/w significant items[1]	--	*248*	*(96)*	*301*	*288*
Provision for credit losses	5	21	21	58	43
Compensation and benefits	72	80	91	304	375
Other operating expenses	279	71	103	596	312
Total operating expenses	**351**	**151**	**194**	**900**	**687**
Pre-tax income	**(187)**	**210**	**(118)**	**50**	**401**
Basel 3 RWA in CHF bn	6	6	8	6	8
Total assets in CHF bn	21	22	24	21	24
Leverage exposure in CHF bn	22	23	25	22	25

4Q13 results

- Completed several sales of private equity assets in December
- 4Q12 revenues impacted by private equity losses of CHF (82) mn from planned sales
- 4Q13 expenses include CHF 175 mn of litigation provisions in connection with the SEC-aspect of the ongoing US tax matter
- RWA reduction of 25% and leverage exposure reduction of 12% since 4Q12

Full year 2013 results

- Net revenues included sale gains from business disposals:
  - Significant gains from sale of ETF and Strategic Partners businesses in 3Q13 and Aberdeen in 2012
  - Reduction in management fee and equity participations income resulting from sale of these businesses
- Operating expenses
  - 2013 expenses impacted by CHF 100 mn of UK withholding tax charge in 2Q13 and CHF 175 mn of litigation provisions in 4Q13
  - Lower compensation expense from business sales, offset by sale expenses

All references to total assets on this slide and the rest of the presentation refer to balance sheet assets.

1 Includes equity participation gains of CHF 146 mn from the sale of ETF business, CHF 91 mn from the sale of Strategic Partners and transaction related costs of CHF 2 mn each, and a gain of CHF 28 mn on the sale of JO Hambro in 2013; gains / (losses) on private equity disposals of CHF 40 mn and CHF (82) mn in 2013 and 2012, respectively; Aberdeen gains of CHF 384 mn and other private equity losses of CHF (14) mn in 2012.

CREDIT SUISSE

February 6, 2014 (updated March 21, 2014) 18

Improved full year 2013 Investment Banking Strategic profitability and returns reflect continued cost and capital discipline

	in CHF mn	4Q13	3Q13	4Q12	2013	2012
Strategic	Net revenues	2,812	2,748	2,950	13,181	13,385
	Provisions for credit losses	8	7	3	11	(12)
	Compensation and benefits	1,335	1,094	1,139	5,326	5,881[1]
	Other operating expenses	984	976	1,058	3,974	4,089
	Total operating expenses	2,319	2,070	2,197	9,300	9,970
	Pre-tax income	**485**	**671**	**750**	**3,870**	**3,427**
	Basel 3 RWA USD bn	156	149	164	156	164
	Leverage exposure USD bn	725	771	840	725	840
	Cost/income ratio	83%	75%	75%	71%	75%
	Return on Basel 3 capital[2]	**10%**	**13%**	**15%**	**19%**	**16%**
Non-Strategic	Net revenues	(87)	(196)	(286)	(559)	(827)
	Total expenses[3]	905	246	166	1,535	598
	Pre-tax income	**(992)**	**(442)**	**(452)**	**(2,094)**	**(1,425)**
Total	Net revenues	2,725	2,552	2,664	12,622	12,558
	Total expenses[3]	3,232	2,323	2,366	10,846	10,556[1]
	Pre-tax income	**(507)**	**229**	**298**	**1,776**	**2,002**
	Basel 3 RWA in USD bn	176	169	187	176	187
	Leverage exposure in USD bn	812	864	961	812	961
	Return on Basel 3 capital[2]	**n/m**	**4%**	**5%**	**8%**	**8%**

4Q13 results

- Higher total revenues from 4Q12 and 3Q13
  - Solid performance in Strategic businesses; strength in Equities, Credit and Underwriting franchises offset by lower Rates results
  - Reduced revenue losses from Non-Strategic unit
- Total expenses increased from 4Q12 and 3Q13 primarily driven by higher litigation provisions and increased compensation and benefits expense

Full year 2013 results

- Higher Strategic profitability and returns on reduced cost base, lower leverage and capital usage
  - Strong Strategic after-tax return on Basel 3 capital of 19% for 2013 vs. 16% for 2012
  - Increased pre-tax income drag from Non-Strategic unit due to litigation provisions in 4Q13
- Total Strategic expenses down compared to 2012 reflecting lower compensation and benefits expense
- Total RWA down USD 11 bn from 2012; USD 27 bn in business reductions offset by increases of USD 10 bn from methodology and parameter changes and 4Q13 operational risk add-on of USD 6 bn

1 Includes PAF2 expense of CHF 411 mn in 1Q12.
2 Return on Basel 3 capital based on USD denominated post-tax income and assumes tax rate of 25% in 2012 and 1Q13, 30% in 2Q13, 3Q13 and 4Q13 and capital allocated at 10% of average Basel 3 risk-weighted assets.
3 Includes provisions for credit losses, compensation and benefits and other expenses.

CREDIT SUISSE

February 6, 2014 (updated March 21, 2014) 19

Fixed Income results reflect strong performance in yield franchises offset by reduced client flows in macro products

Fixed Income sales & trading and underwriting – Strategic Revenues in CHF mn



Debt underwriting
Fixed Income sales and trading
Basel 3 RWA USD 101 bn
Basel 3 RWA USD 91 bn
1,688
508
1,180
1,454
424
1,030
1,291
483
808
7,838
1,617
6,221
7,202
1,902
5,300
4Q12
3Q13
4Q13
2012
2013

Fixed Income sales & trading and underwriting - Strategic revenues **USD mn**				
1,826	1,580	1,434	8,427	7,773

4Q13 results

- Solid revenues in market-leading Credit and Securitized Products franchises compared to 4Q12
  - Substantial momentum in top 3 Asset Finance business
  - Continued strength in Leveraged Finance trading
- Lower Emerging Markets results from 4Q12 reflect reduced trading activity partially offset by higher financing revenues
- Significantly lower Rates results compared to 4Q12 due to reduced client activity
  - Created Global Macro Products Group to improve profitability and returns

Full year 2013 results

- Highly profitable yield franchises[1] delivered returns in excess of Investment Banking average
  - Strong Credit results driven by origination and secondary trading; leverage finance results increased significantly from robust 2012 levels
  - Advanced to #1 position[2] in US Securitized Products; significant increase in market share
- Significant reduction in Global Macro Products revenues driven by reduced client and trading activity in Rates since 2Q Fed taper

Note: Underwriting revenues are also included in the total Fixed Income franchise view.
1 Includes Credit, Securitized Products and Emerging Markets businesses. 2 Source: 2013 Greenwich Fixed Income survey for North America.

CREDIT SUISSE February 6, 2014 (updated March 21, 2014) 20

Higher Equities results reflecting strong market conditions, increased client activity and continued market leadership

Equity sales & trading and underwriting – Strategic Revenues in CHF mn



Equity underwriting
Equity sales and trading
1,067
167
900
1,224
129
1,095
1,361
274
1,087
4,837
552
4,285
5,632
766
4,866
4Q12
3Q13
4Q13
2012
2013

Equity sales & trading and underwriting - Strategic revenues **USD mn**				
1,153	1,329	1,509	5,190	6,090

4Q13 results

- Substantially higher revenues, up 28%, from 4Q12 reflecting continued market leadership across products and regions, strong client franchise, favorable market conditions and balanced risk profile
- Significantly higher Equity Underwriting revenues compared to 4Q12 reflecting higher IPO volumes; strong performance across all major markets
- Solid Cash Equities performance reflecting market share gains and favorable market conditions
- Resilient Prime Services results reflecting continued market leadership and increased client balances from 4Q12
- Substantially higher Derivatives revenues from 4Q12 driven by robust client activity and strong performance in Asia

Full year 2013 results

- Strong and consistent revenues across products and regions; improved operating efficiency through headcount and cost reductions driving significantly higher franchise profitability
- Substantially higher Equity Underwriting revenues, up 39%, from 2012; increasing momentum in 4Q13

Note: Underwriting revenues are also included in the total Equity franchise view.

CREDIT SUISSE February 6, 2014 (updated March 21, 2014) 21

Significant improvement in Underwriting & Advisory franchise profitability; strong Underwriting revenues offset by weaker Advisory performance

Underwriting & Advisory – Strategic Revenues in CHF mn



Advisory
Equity underwriting
Debt underwriting
982
307
167
508
705
152
129
424
951
194
274
483
3,211
1,042
552
1,617
3,326
658
766
1,902
4Q12
3Q13
4Q13
2012
2013

Underwriting & Advisory - Strategic revenues **USD mn**

4Q12	3Q13	4Q13	2012	2013
1,063	766	1,057	3,443	3,602

Note: Underwriting revenues are also included in the views of Fixed Income and Equity franchise revenues on slides 20 and 21.

4Q13 results

- Significantly higher Equity Underwriting revenues from 4Q12 and 3Q13 reflecting increased industry issuance; solid performance across all major markets with 4Q13 strongest quarter of the year
- Strong Debt Underwriting performance compared to 3Q13 driven by market-leading leveraged finance franchise
- Lower Advisory revenues from 4Q12 reflecting a decline in the total industry-wide fee pool and lower global completed M&A market share; increased momentum in 4Q13 with revenue up 28% from 3Q13

Full year 2013 results

- Revenues increased 4% from 2012 on lower cost base driving higher profitability and returns, particularly in EMEA and APAC
- Strong Equity Underwriting performance, up 39%, reflecting increased issuance levels
- Higher Debt Underwriting revenues, up 18% from robust 2012 levels, driven by top tier leveraged finance franchise and increased activity in investment grade
- Advisory revenues impacted by decline in total industry M&A fee pool

CREDIT SUISSE
February 6, 2014 (updated March 21, 2014) 22

Reduced revenue losses from Investment Banking Non-Strategic unit offset by higher litigation expenses; significant YoY decline in leverage exposure

Non-strategic unit in CHF mn	**4Q13**	3Q13	4Q12	**2013**	2012
Fixed Income Wind-down	60	(66)	(132)	(33)	(597)
Legacy Rates	(1)	(8)	(59)	12	40
Legacy litigation provisions and fees	(19)	(10)	(21)	(98)	(38)
Legacy funding costs	(93)	(95)	(103)	(382)	(417)
Other Non-Strategic positions & items	(34)	(17)	29	(58)	185
Net revenues	**(87)**	**(196)**	**(286)**	**(559)**	**(827)**
Compensation and benefits	20	35	33	109	189
Other operating expenses	885	211	134	1,424	409
o/w litigation	*842*	*150*	*78*	*1,220*	*192*
Total operating expenses[1]	**905**	**246**	**166**	**1,535**	**598**
Pre-tax income	**(992)**	**(442)**	**(452)**	**(2,094)**	**(1,425)**
Basel 3 RWA in USD bn	20	20	23	20	23
Total assets in USD bn	31	34	37	31	37
Leverage exposure in USD bn	87	93	121	87	121

4Q13 results

- Reduced revenue losses compared to 4Q12 and 3Q13 driven by valuation gains in our Fixed Income Wind-down and Legacy Rates portfolios
- Total operating expenses increased significantly from 3Q13 and 4Q12, reflecting higher litigation provisions in 4Q13

Full year 2013 results

- Higher pre-tax income drag from 2012; increased litigation provisions offset reduced revenue losses
- RWA down USD 3 bn or 13% from 4Q12; targeting reduction of 70% to USD 6 bn from end 2013 to end 2015
- Leverage exposure down USD 34 bn, or 28%, from 4Q12; targeting reduction of 72% to USD 24 bn from end 2013 to end 2015
- On track to achieve Non-Strategic goal of reduced costs and capital in 2014 and 2015

1 Includes provisions for credit losses.

CREDIT SUISSE
February 6, 2014 (updated March 21, 2014) 23

Continued shift in capital to high market share and high return strategic businesses in 2013

Strategic businesses (market share position vs. Basel 3 return on capital)



High
Low
Credit Suisse market share position
Top 3
4 to 6
7 or lower
Prime Services
Securitized Products
Cash Equities
Global Credit Products
EMG
Eq. Derivatives
Global Macro Products[3]
IBD
Fixed Income
Equities
Investment Banking
Bubble size reflects relative capital usage at end of 4Q13
Full year 2013 return on Basel 3 capital[4]
High

% of 4Q13 IB capital base[1,2]	Optimize risk and capital utilization across the franchise
62% (vs. 57% in 4Q12)	▪ Majority of capital allocated to market leading businesses ▪ Strong returns in market leading businesses from continued market share momentum
31% (vs. 32% in 4Q12)	▪ Differentiated macro platform to improve returns
7% (vs. 11% in 4Q12)	▪ Capital reduced materially in the business during 2013 ▪ Continue to ensure full suite of products offerings for IB and PB&WM clients

◀ Return on capital declined vs. FY 2012 return ▶ Return on capital improved vs. FY 2012 return * No indicator reflects stable return on capital vs. FY 2012 return

1 Percent of capital base (based on internal reporting structure) reflects Basel 3 risk-weighted assets at quarter-end 4Q13 vs. quarter-end 4Q12 for strategic businesses. 2 Global Macro Products capital allocated 50% to "4 to 6" tier and 50% to "7 or lower" tier. 3 Global Macro products includes Rates, FX and Commodities businesses. 4 Presentation based on internal reporting structure.

CREDIT SUISSE
February 6, 2014 (updated March 21, 2014) 24

* February 6, 2014 (updated March 21, 2014) Strong returns on capital from Strategic businesses; continued improvements in operating and capital efficiency Strategic after-tax return on Basel 3 allocated capital of 19% for 2013 Ongoing cost savings initiatives Basel 3 RWA reduction of USD 8 bn from 2012 Minimal impact on after-tax return from balance sheet deleveraging Anticipate further improvement in 2014 from Strategic businesses 164 156 176 187 in USD bn Investment Banking after-tax return on Basel 3 allocated capital Strategic 2012 Revenue impact Cost improvement RWA reduction Note: After-tax return on Basel 3 allocated capital based on USD denominated financials and assumes tax rate of 25% in 2012 and 1Q13, 30% in 2Q13, 3Q13 and 4Q13 and capital allocated at 10% of average Basel 3 risk-weighted assets. 1 Primarily driven by PAF2 in 2012. 2013 Strategic IB 150 139 156 172 in CHF bn Non-Strategic unit Total IB Strategic Strategic 2012 Strategic 2013 Total IB 2013 Basel 3 risk-weighted assets Total IB 2012

Non-Strategic units Further reduce capital, leverage and expenses and release resources for growth initiatives and to return to shareholders February 6, 2014 (updated March 21, 2014) *

Non-Strategic Results Overview

in CHF mn	4Q13	3Q13	4Q12	2013	2012
Net revenues	**(78)**	**(243)**	**(456)**	**(286)**	**(2,242)**
o/w Private Banking & Wealth Mgmt.	169	382	97	1,008	1,131
o/w Investment Banking	(87)	(196)	(286)	(559)	(827)
o/w Corporate Center – FVoD[1]	(196)	(156)	(372)	(296)	(2,912)
o/w Corporate Center – other	36	(273)	105	(439)	366
Provision for credit losses	5	21	20	60	43
Total operating expenses	**1,417**	**438**	**830**	**2,805**	**2,094**
Pre-tax income	**(1,500)**	**(702)**	**(1,306)**	**(3,151)**	**(4,379)**
o/w Private Banking & Wealth Mgmt.	(187)	210	(118)	50	401
o/w Investment Banking	(992)	(442)	(452)	(2,094)	(1,425)
o/w Corporate Center	(321)	(470)	(736)	(1,107)	(3,355)
Basel 3 RWA in CHF bn				23	29
Total assets in CHF bn				48	58
Leverage exposure in CHF bn				99	136

- Significant reduction in net revenue and pre-tax losses:
  - 4Q13 net revenue of CHF (78) mn reduced from 4Q12 due to valuation gains in Investment Banking, particularly in the legacy Fixed Income Wind-down portfolio, and also higher investment-related gains in Private Banking & Wealth Management
  - 4Q13 pre-tax loss of CHF (1,500) mn increased from 4Q12 as a result of significantly increased litigation provisions in 4Q13, despite lower compensation and benefits
- Substantial progress in deleveraging within the Non-Strategic units, with balance sheet assets down 17% YoY, as well as a 27% reduction in leverage exposure compared to 4Q12
- Non-Strategic Basel 3 RWA down 21% YoY to CHF 23 bn; targeting further 57% reduction by end 2015

1 Fair value on own debt denotes fair value impact from movements in own credit spreads, and includes fair value gains / (losses) on own long-term vanilla debt, DVA on structured notes, and stand-alone derivatives.

CREDIT SUISSE

February 6, 2014 (updated March 21, 2014) 27

Targeted Non-Strategic leverage exposure and Basel 3 RWA run-off profile

PB&WM and IB Non-Strategic units
Leverage exposure and Basel 3 RWA in CHF bn



Private Banking & Wealth Management
Investment Banking
99
(74%)
78
22
26
22
4
4Q13
End 2015
Leverage exposure
23
(57%)
17
6
10[1]
5
5
4Q13
End 2015
Basel 3 RWA

- **IB: Target over 70% reduction in Non-Strategic leverage exposure** in Investment Banking by end 2015; estimated cost of exiting Non-Strategic positions ~10 bps of leverage exposure:
  - Existing Fixed Income Wind-down asset disposals on an opportunistic, market-dependent basis that minimizes economic impact
  - Combination of natural roll-off and active reduction of trades and positions in Legacy Rates
  - Remaining portfolio expected to decline through a combination of natural roll-off and opportunistic active portfolio management
- **PB&WM: Target over 80% reduction in Non-Strategic leverage exposure** by end 2015:
  - Combination of wind-down through contractual maturities and active mitigation of selective products
  - Further reduction through sale of CFIG and various private equity positions
  - Restructuring of German onshore operations

Note: For financials denominated in USD, period end 3Q13 spot CHF/USD of 0.90 was used in 4Q13 and all future periods.
Rounding differences may occur with externally published spreadsheets.
1 Includes anticipated 2014 adverse model change.

CREDIT SUISSE
February 6, 2014 (updated March 21, 2014) 28

Non-Strategic run-off profile expected to significantly reduce pre-tax income drag over time

Illustrative reduction of Non-Strategic pre-tax income drag CHF mn



2013 Reported Non-Strategic pre-tax loss
Movements in credit spreads on own liabilities
Realignment costs and IT architecture simplification
Significant litigation expense
CC underlying adjustments
PB&WM underlying adjustments
2013 underlying Non-Strategic pre-tax loss
Business results of Discontinued Operations
Legacy funding costs
UK withholding tax charge
Incremental expense savings
Remaining Non-Strategic pre-tax income drag
(3,151)
315
522
940
155
(200)
(1,419)
79
436
100
150
(654)
Includes ~CHF 555 mn of certain legacy litigation provisions and fees in 2013
Remainder of ~CHF 99 mn predominately relates to FID wind down and Legacy Rates, which will be targeted for accelerated wind down
Corporate Center
PB&WM
IB

- Impact driven by volatility in own credit spreads, as well as the size of the portfolio carried at fair value to decline over time
- Expected to continue over remainder of 2011-2015 cost reduction program and decline thereafter
- Significant litigation provisions taken in 4Q13
- CC and PB&WM underlying adjustments reflect gains and losses on asset sales executed as part of the 2012 capital plan, which is largely complete
- Discontinued operations not recurring in 2014
- Expected to step down by approx. 50% in 2014, then remain relatively stable until full run-off at the end of 2018
- One-off UK withholding tax charge
- Incremental cost savings increased from CHF 4.4 bn to >CHF 4.5 bn by end 2015

Note: Underlying results are non-GAAP financial measures; reconciliation to reported results can be found in the appendix section of this presentation. The ultimate cost of the relevant legal proceedings in the aggregate over time may significantly exceed current litigation provisions.

CREDIT SUISSE
February 6, 2014 (updated March 21, 2014)
29

Continued progress on cost and capital February 6, 2014 (updated March 21, 2014) *

On track to achieve > CHF 4.5 bn expense savings by end 2015

Group expense reductions target in CHF bn



Infrastructure
Private Banking & Wealth Management
Investment Banking
3.10
0.95
0.40
1.75
> 1.4
> 0.7
0.55
0.1
> 4.5
FY 2013 Achieved
Expected by YE 2015
Total savings after 2015

- Continued focus on cost management with CHF 3.1 bn of annualized run-rate savings through end 2013
  - Cost savings achieved marginally short of target primarily due to commission and revenue-related expenses in PB&WM and legal fees in Non-Strategic units
- On track to achieve total savings of > CHF 4.5 bn by end 2015, including Non-Strategic unit-related efficiencies:
  - **IB**
    - Restructure Rates business model
    - Continue to refine business mix and align resources against highest returning opportunities
  - **PB&WM**
    - Continue ongoing implementation of announced exit from a number of small non-strategic markets with limited impact on asset base
    - Review and reposition select non-profitable onshore operations
  - **Infrastructure**
    - Consolidation of fragmented and duplicative shared services functions and roles
    - Effective demand management
- Further savings expected beyond 2015; to be dependent on the winding down of residual portfolio

Note: All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excl. realignment and other significant expense items and variable compensation expenses. Infrastructure includes Corporate Center.

CREDIT SUISSE
February 6, 2014 (updated March 21, 2014) 31

Exceeded prior year-end 2013 RWA reduction target and on track to meet long-term goal of ~CHF 250 bn



Group Basel 3 "look-through" risk-weighted assets (RWA) CHF bn
370
339
307
284
290
281
261
PB&WM +2
+6 Investment Banking
(3) FX impact
(28)%
266
< 285
~250
3Q11
4Q11
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
YE 2013
long-term
Goal
261
6.3
1.4
(2.7)
266
o/w CHF 6.9 bn of operational risk add-on
3Q13
Parameters, models & methodology
Business change
FX
4Q13

Note: Risk-weighted asset goals are measured on constant FX basis and are subject to change based on future FX movements.

CREDIT SUISSE
February 6, 2014 (updated March 21, 2014)
32

Strong capital position: Total Capital ratio of 15.9% and BIS CET1 ratio of 10.2% at end 2013

"Look-through" Basel 3 capital ratios



2019 requirements
16.7%
13.0%
15.9%[2]
13.1%
CET1 + High-Trigger Capital ratio
Total Capital[1]
BIS CET1
9.6%
7.5%
10.5%
8.0%
11.0%
8.6%
11.9%
9.3%
14.5%
10.2%
10.2%
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13

- FINMA has reduced the progressive component capital requirement for Credit Suisse Group from 4.4% in 2013 to 3.7% in 2014, thereby reducing the 2019 Total Capital ratio requirement from 17.4% to 16.7%
- "Look-through" BIS CET1 ratio of 10.2%; "look-through" Total Capital ratio of 15.9%, compared to the 16.7% 2019 requirement
- "Look-through" CET1 + High-Trigger Capital ratio at 13.1% at end 2013 post exchange of hybrid tier-1 notes in October 2013
- Redeemed first of two tranches of tier-1 participation instrument (Claudius) on December 27th 2013; currently reviewing options to potentially call second tranche
- 4Q13 capital ratios include pro-rata cash dividend accrual for 2013 of CHF 0.70 per share (to be paid in 2014)

CET1 = Common equity tier 1
1 Includes USD 3 bn Tier 1 participation securities prior to 4Q13 and USD 1.5 bn Tier 1 participation securities in 4Q13 (all with a haircut of 20%).
2 Includes issued high-trigger capital instruments of CHF 7.7 bn and issued low-trigger capital instruments of CHF 6.0 bn.

CREDIT SUISSE February 6, 2014 (updated March 21, 2014) 33

Exceeded end 2013 leverage goal; on track to achieve long-term leverage exposure target * February 6, 2014 (updated March 21, 2014) Rounding differences may occur. 1 Off-balance sheet exposures and regulatory adjustments. Leverage exposure reduction of CHF 275 bn, or 20%, since 3Q12 to CHF 1,130 bn at end 2013, exceeding end 2013 leverage exposure goal of < CHF 1,190 bn Initial interpretation of the January 2014 Basel Committee on Banking Supervision (BCBS) proposal would reduce our leverage exposure by ~CHF 40 - 50 bn, taking into account the planned mitigation measures and subject to interpretation of the final rules Non-Strategic leverage exposure run-off of CHF 73 bn by end 2015 positions us to exceed long-term target of CHF 1,070 bn; leverage exposure target to be potentially revised upon further deleveraging Leverage exposure end of period in CHF bn 1Q13 1,405 Exposure add-ons1 Balance sheet assets (US GAAP) 3Q12 1,258 1,288 (20)% 2Q13 1,184 3Q13 1,070 long-term target 1,130 4Q13

Substantial strengthening of capital positions; expect further improvement in Swiss Total Capital Leverage ratio to meet 2019 requirement

"Look-through" leverage calculation

	Reported				
in CHF bn	2Q13 Lev. ratio[1]	3Q13 leverage	3Q13 Lev. ratio[1]	4Q13 leverage	4Q13 Lev. Ratio[1]
BIS Tier 1 Leverage ratio	2.2%	**28.4**	2.4%	**34.5**	3.0%
Deduct: Tier 1 low-trigger capital instruments		(0.3)		(2.3)	
Add: Tier 2 high-trigger capital instrument		2.6		2.5	
SNB Loss Absorbing Lev. Ratio	2.4%	**30.7**	2.6%	**34.8**	3.1%
Add: Tier 1 low-trigger capital instruments		0.3		2.3	
Add: Tier 2 low-trigger capital instruments		3.9		3.7	
BIS Total Capital Leverage ratio	2.4%	**34.8**	2.9%	**40.7**	3.6%
Add: Tier 1 participation securities (Claudius)		2.5		1.3	
Add: Swiss regulatory adjustments		0.7		0.6	
Swiss Total Capital Leverage ratio	2.7%	**38.1**	3.2%	**42.6**	3.7%

2019 Swiss Total Capital Leverage ratio requirement: **4.0%**[2]

- "Look-through" Tier 1 Leverage ratio increased to 3.0% and Swiss Total Capital Leverage ratio increased to 3.7%
- Assuming achievement of CHF 1,070 bn of long-term leverage exposure target, the pro forma "look-through" Swiss Total Capital Leverage ratio would increase to 4.0%, reaching the 2019 requirement of 4.0%[2]
- Preliminary assessment of the BCBS rules expected to improve 4Q13 Swiss Total Capital Leverage ratio from 3.7% to ~4.0%, which would meet the 4.0% requirement
- Updated FINMA progressive component capital requirement reduced the 2019 Swiss Total Capital Leverage ratio requirement to 4.0% from 4.2% in 3Q13

Rounding differences may occur.

1 Leverage ratios based on total "look-through" average leverage exposure of CHF 1,265 bn for 2Q13, CHF 1,190 bn for 3Q13 and CHF 1,137 bn for 4Q13.

2 The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. Using 2012 year-end data, the 2019 progressive capital component was reduced by FINMA for 2014 to 3.66%, which leads to a reduction of Swiss Total Capital Leverage ratio requirement to 4.0% from 4.2% in 3Q13.

CREDIT SUISSE

February 6, 2014 (updated March 21, 2014) 35

* February 6, 2014 (updated March 21, 2014) Proposed evolution to Credit Suisse legal entity structure Designed to meet future requirements for global recovery and resolution planning Possibility of limited reduction in capital requirements provided for under Swiss banking law if resolvability is improved Funding platform planned to move up to CS Group level; supports FINMA “single point of entry” bail-in resolution strategy Aligns the booking of Investment Banking business on a regional basis, from a client and risk management perspective Less complex and more efficient operating infrastructure for the bank 1 This program has been approved by the Board of Directors of Credit Suisse Group AG, but is subject to final approval by FINMA. Implementation of the program is well underway, with a number of key components to be implemented from mid-2015. 2 Proposed hub for Asia Pacific Investment Banking business in Singapore branch. 3 Funding may be issued either at the holding company level or at a holding company subsidiary level. 4 Subject to US regulatory approvals, the US derivatives businesses, currently booked in London in Credit Suisse International, are anticipated to be transferred to the US broker-dealer. US Service Co activities will also be housed here. 5 Credit Suisse is planning that its two principal UK operating subsidiaries (Credit Suisse Securities (Europe) Limited and Credit Suisse International) will be consolidated into one single subsidiary. 6 In Switzerland, Credit Suisse plans to create a subsidiary for its Swiss-booked business (primarily wealth management, retail and corporate and institutional clients as well as the product and sales hub in Switzerland). Goals US Holding Co4 Private Banking & Wealth Mgt. Subsidiaries Indicative proposed entity structure (simplified view)1 Funding Entity3 UK Subsidiary5 Credit Suisse AG Operating Bank with branches2 Global Service Co (excl. US) Credit Suisse Group AG Holding Company Swiss Legal Entity6

Summary Brady W. Dougan, Chief Executive Officer February 6, 2014 (updated March 21, 2014) *

Supplemental slides February 6, 2014 (updated March 21, 2014) Slide Reconciliation from reported to underlying results 2013 and 2012 39 Reconciliation from reported to underlying results 4Q13, 3Q13 and 4Q12 40 Total Investment Banking results in USD 41 Strategic Investment Banking results in USD 42 Investment Banking: Strategic Fixed Income and Equities Basel 3 RWA movement 43 2013 Financial summary – Non-Strategic results 44 Restated financials with Non-Strategic units for Credit Suisse Group’s Core Results – 2013 45 Reconciliation of 2013 Reported, Underlying, Non-strategic and Strategic results 46 Annualized expense savings through 2013 47 Funding and liquidity at end 4Q13 48 Collaboration revenues 49 Currency mix 50 *

Reconciliation from reported to underlying 2013 and 2012 results

CHF mn	Reported	Impact from movements in credit spreads on own liabilities	Business realignment costs & IT architecture[1]	Certain litigation provisions[2]	UK DTA reduction[3]	Business disposals & impairments[4]	Reclassifications[5]	Underlying
	2013	2013	2013	2013	2013	2013	2013	2013
Net revenues	**25,283**	**296**	**--**	**--**	**--**	**(206)**	**237**	**25,611**
Prov. for credit losses / (release)	155	--	--	--	--	--	--	155
Total operating expenses	21,134	(19)	(522)	(940)	--	(101)	93	19,645
Pre-tax income	**3,994**	**315**	**522**	**940**	**--**	**(105)**	**144**	**5,810**
Income tax expense / (benefit)	1,298	54	129	327	(173)	(11)	36	1,660
Income / (loss) from disc. ops.	145	--	--	--	--	--	(109)	36
Net income attr. to non-controlling interests	47	--	--	--	--	--	--	47
Net income attributable to shareholders	**2,794**	**261**	**393**	**613**	**173**	**(94)**	**--**	**4,140**
Return on equity	7%							10%

CHF mn	Reported	Impact from movements in credit spreads on own liabilities	Business realignment costs & IT architecture[1]	Certain litigation provisions[2]	UK DTA reduction[3]	Business disposals & impairments[4]	Reclassifications[5]	Underlying
	2012	2012	2012	2012	2012	2012	2012	2012
Net revenues	**23,251**	**2,912**	**15**	**--**	**--**	**(853)**	**--**	**25,325**
Prov. for credit losses / (release)	170	--	--	--	--	--	--	170
Total operating expenses	21,193	(27)	(665)	(363)	--	--	--	20,138
Pre-tax income	**1,888**	**2,939**	**680**	**363**	**--**	**(853)**	**--**	**5,017**
Income tax expense / (benefit)	465	678	203	133	(160)	(113)	--	1,206
Income / (loss) from disc. ops.	(40)	--	--	--	--	--	--	(40)
Net income attr. to non-controlling interests	34	--	--	--	--	--	--	34
Net income attributable to shareholders	**1,349**	**2,261**	**477**	**230**	**160**	**(740)**	**--**	**3,737**
Return on equity	4%							10%

1 Includes realignment costs of CHF 394 mn and CHF 680 mn in 2013 and 2012, respectively; and costs related to IT architecture simplification of CHF 128 mn in 2013.
2 Includes litigation provisions of CHF 175 mn in PB&WM and CHF 765 mn in IB in 2013, litigation provisions related to National Century Financial Enterprises of CHF 227 mn in 2012, and significant IB litigation provisions of CHF 136 mn in 2012.
3 Related to corporate income tax reduction enacted in the UK.
4 In 2013, includes i) gain on sale of real estate of CHF 68 mn; ii) impairment of AMF of CHF 86 mn; iii) goodwill impairment of CHF 12 mn; iv) expenses in connection with the sale of CFIG of CHF 56 mn; v) net gain on private equity disposals of CHF 34 mn, net of expenses of CHF 6 mn; vi) net gain on ETF sale of CHF 135 mn, net of expenses of CHF 11 mn; vii) net gain on Strategic Partner sale of CHF 79 mn, net of expenses of CHF 12 mn; viii) loss on the sale of JO Hambro of CHF 53 mn; and ix) expenses related to the sale of DLJ Investment Partners of CHF 4 mn. In 2012, includes i) gain on the sale of real estate of CHF 533 mn; ii) gain on sale of stake in Aberdeen Asset Management of CHF 384 mn; iii) gain on sale of Wincasa of CHF 45 mn; iv) gain on sale of non-core business from the integration of Clariden Leu of CHF 41 mn; v) losses on private equity disposals of CHF 82 mn; and vi) impairment of AMF and other losses of CHF 68 mn.
5 Represents reclassifications through the Corporate Center to discontinued operations related to the sale of ETF, Strategic Partners and DLJ Investment Partners and CFIG.

CREDIT SUISSE

February 6, 2014 (updated March 21, 2014) 39

Reconciliation from reported to underlying 4Q13, 3Q13, 4Q12 results

CHF mn	Reported			Impact from movements in credit spreads on own liabilities			Business realignment costs & IT architecture[1]			Certain litigation provisions[2]		UK DTA reduction[3]	Business disposals & impairments[4]			Reclass-ifications[5]		Underlying		
	4Q13	3Q13	4Q12	4Q13	3Q13	4Q12	4Q13	3Q13	4Q12	4Q13	4Q12	3Q13	4Q13	3Q13	4Q12	4Q13	3Q13	4Q13	3Q13	4Q12
Net revenues	**5,986**	**5,449**	**5,627**	**196**	**156**	**372**	--	--	--	--	--	--	--	**(233)**	**(84)**	--	**237**	**6,182**	**5,600**	**5,915**
Prov. for credit losses/(release)	41	41	70	--	--	--	--	--	--	--	--	--	--	--	--	--	--	41	41	70
Total operating expenses	5,984	4,720	5,172	(6)	(7)	(4)	(200)	(78)	(285)	(940)	(227)	--	(43)	(48)	--	25	48	4,820	4,635	4,656
Pre-tax income	**(39)**	**688**	**385**	**202**	**163**	**376**	**200**	**78**	**285**	**940**	**227**	--	**43**	**(185)**	**(84)**	**(25)**	**189**	**1,321**	**933**	**1,189**
Income tax expense/(benefit)	(41)	368	85	33	20	72	45	17	95	327	93	(173)	33	(52)	(9)	(10)	54	387	232	335
Income/(loss) from disc. ops.	(2)	150	(31)	--	--	--	--	--	--	--	--	--	--	--	--	15	(135)	13	14	(31)
Net income attr. to non-controlling interests	8	16	6	--	--	--	--	--	--	--	--	--	--	--	--	--	--	8	16	6
Net income attributable to shareholders	**(8)**	**454**	**263**	**169**	**143**	**304**	**155**	**61**	**190**	**613**	**134**	**173**	**10**	**(133)**	**(75)**	--	--	**939**	**698**	**816**
Return on equity	n/m	4%	3%															9%	7%	9%

1 Includes i) realignment costs of CHF 131 mn, CHF 38 mn, and CHF 285 mn in 4Q13, 3Q13, and 4Q12, respectively; ii) costs related to IT architecture simplification of CHF 69 mn and CHF 40 mn for 4Q13 and 3Q13, respectively.
2 Includes litigation provisions of CHF 175 mn in PB&WM and CHF 765 mn in IB in 4Q13, and litigation provisions related to National Century Financial Enterprises of CHF 227 mn in 4Q12.
3 Related to corporate income tax reduction enacted in the UK.
4 In 4Q13, includes i) gain on sale of real estate of CHF 68 mn; ii) impairment of AMF of CHF 68 mn; iii) goodwill impairment of CHF 12 mn; iv) expenses in connection with the sale of CFIG of CHF 21 mn; v) CHF 6 mn of expenses related to private equity disposals; and vi) expenses related to the sale of DLJ Investment Partners of CHF 4 mn. In 3Q13, includes i) impairment of AMF of CHF 18 mn; ii) net gain on ETF sale of CHF 141 mn, net of expenses of CHF 5 mn; iii) net gain on Strategic Partners sale of CHF 81 mn, net of expenses of CHF 10 mn; iv) gains on private equity disposals of CHF 21 mn; v) expenses in connection with the sale of CFIG of CHF 33 mn; and vi) loss on sale of JO Hambro of CHF 7 mn. In 4Q12, includes i) impairment of AMF of CHF 30 mn; ii) gain on sale of real estate of CHF 151 million; iii) losses on private equity disposals of CHF 82 mn; and iv) gain on sale of Wincasa of CHF 45 million.
5 Represents reclassifications through the Corporate Center to discontinued operations related to the sale of ETF, Strategic Partners and DLJ Investment Partners and the sale of CFIG.

CREDIT SUISSE February 6, 2014 (updated March 21, 2014) 40

* Total Investment Banking results in USD February 6, 2014 (updated March 21, 2014) in USD mn 4Q13 3Q13 4Q12 2013 2012 Net revenues 3,027 2,772 2,881 13,641 13,484 Debt underwriting 537 461 549 2,058 1,737 Equity underwriting 303 140 181 831 591 Advisory and other fees 217 165 333 714 1,115 Fixed income sales & trading 827 905 958 5,198 5,751 Equity sales & trading 1,186 1,156 983 5,154 4,647 Other (43) (55) (123) (314) (357) Provision for credit losses 10 7 2 15 (14) Compensation and benefits1 1,505 1,226 1,265 5,882 6,527 Other operating expenses 2,087 1,290 1,288 5,873 4,823 Total operating expenses 3,592 2,516 2,553 11,755 11,350 Pre-tax income (575) 249 326 1,871 2,148 Cost/income ratio 119% 91% 89% 86% 84% Return on Basel 3 capital2 n/m 4% 5% 8% 8% 1 Includes PAF2 expense of USD 455 mn in 1Q12. 2 After-tax return on Basel 3 allocated capital based on USD denominated financials and assumes tax rate of 25% in 2012 and 1Q13, 30% in 2Q13, 3Q13 and 4Q13 and capital allocated at 10% of average Basel 3 risk-weighted assets.

* Strategic Investment Banking results in USD February 6, 2014 (updated March 21, 2014) 1 Includes PAF2 expense of USD 455 mn in 1Q12. 2 After-tax return on Basel 3 allocated capital based on USD denominated financials and assumes tax rate of 25% in 2012 and 1Q13, 30% in 2Q13, 3Q13 and 4Q13 and capital allocated at 10% of average Basel 3 risk-weighted assets. in USD mn 4Q13 3Q13 4Q12 2013 2012 Net revenues 3,125 2,984 3,191 14,245 14,375 Debt underwriting 537 461 549 2,058 1,737 Equity underwriting 303 140 181 831 591 Advisory and other fees 217 165 333 714 1,115 Fixed income sales & trading 897 1,118 1,276 5,715 6,690 Equity sales & trading 1,206 1,189 973 5,260 4,598 Other (35) (89) (121) (333) (356) Provision for credit losses 9 7 3 13 (13) Compensation and benefits1 1,483 1,188 1,228 5,764 6,324 Other operating expenses 1,093 1,059 1,142 4,300 4,382 Total operating expenses 2,577 2,247 2,370 10,064 10,706 Pre-tax income 539 730 816 4,168 3,682 Cost/income ratio 83% 75% 74% 71% 75% Return on Basel 3 capital2 10% 13% 15% 19% 16%

* Investment Banking: Strategic Fixed Income & Equities Basel 3 RWA movement February 6, 2014 (updated March 21, 2014) 1 Includes Fixed Income other, CVA management and Fixed Income treasury. Note: 4Q13 Strategic RWA of USD 156 bn impacted by operational risk add-on of USD 6 bn during the quarter. 28 19 20 17 16 17 10 8 7 17 17 19 29 28 28 101 88 91 Macro (Rates, FX & Commodities) Strategic Fixed Income Securitized Products Credit Emerging Markets Other1 Basel 3 risk-weighted assets in USD bn 4Q12 3Q13 4Q13 Cash Equities Strategic Equities Prime Services Derivatives Systematic Market Making Other 33 34 37 5 5 5 13 13 16 12 12 12 1 1 3 3 3 4Q12 3Q13 4Q13 – – – – +3 (1) +1 +2 – – – – +1 +3 – +3

2013 Financial summary – Non-Strategic results

	Balance sheet CHF bn			Reported Financials CHF mn			Underlying[2] Financials CHF mn		
	Leverage Exposure	Balance Sheet Assets	Basel 3 RWA	Net Revenues	Total Expenses[3]	Pre-tax Income	Net Revenues	Total Expenses[3]	Pre-tax Income
Investment Banking Non-Strategic unit									
Fixed Income Wind-down	25	13	7	(33)	135	(170)	(33)	135	(170)
Legacy Rates	41	6	2	12	93	(81)	12	93	(81)
Legacy litigation provisions and fees	--	--	3	(98)	1,223	(1,320)	(98)	458	(555)
Legacy funding costs	--	--	--	(382)	--	(382)	(382)	--	(382)
Other Non-Strategic positions and items	12	8	5	(58)	82	(141)	(58)	82	(141)
IB Non-Strategic results	**78**	**27**	**17**	**(559)**	**1,533**	**(2,094)**	**(559)**	**768**	**(1,329)**
Total expenses excl. litigation provisions and fees					*310*			*310*	
Private Banking & Wealth Management Non-Strategic unit									
Select onshore businesses	2	2	1	164	168	(3)	136	168	(31)
Legacy cross-border businesses	1	1	--	202	444	(242)	202	269	(67)
AM divestitures and disc. Operations	5	4	3	534	256	278	261	163	98
Other Non-Strategic positions and items	14	14	2	108	32	17	108	24	25
PB&WM Non-Strategic results	**22**	**21**	**6**	**1,008**	**900**	**50**	**707**	**624**	**25**
Total expenses excl. UK withholding tax charge					*800*			*524*	
Corporate Center Non-Strategic items									
Movements in credit spreads in own liabilities	--	--	--	(296)	19	(315)	--	--	--
Realignment costs and IT architecture simplification	--	--	--	--	522	(522)	--	--	--
Legacy funding costs	--	--	--	(57)	--	(57)	(57)	--	(57)
Discontinued operations reclassifications[1]	--	--	--	(470)	(250)	(220)	(237)	(158)	(79)
Other Non-Strategic items	--	--	--	88	81	7	103	82	21
Corporate Center Non-Strategic results	**--**	**--**	**--**	**(735)**	**372**	**(1,107)**	**(191)**	**(76)**	**(115)**
Total Non-Strategic results	**99**	**48**	**23**	**(286)**	**2,805**	**(3,151)**	**(43)**	**1,316**	**(1,419)**

Rounding differences may occur with externally published spreadsheets.

1 Discontinued operations reclassifications relate to revenues and expenses arising from the sale of ETF, secondary private equity and CFIG businesses and the announced sale of domestic private banking business booked in Germany.

2 Underlying results are non-GAAP financial measures; reconciliation to reported results can be found in the appendix section of this presentation.

3 Total expenses do not include credit provisions.

CREDIT SUISSE

February 6, 2014 (updated March 21, 2014) 44

* Restated financials with Non-Strategic units for Credit Suisse Group’s Core Results – 2013 2013 Credit Suisse Group restated financials for Core Results in CHF mn Rounding differences may occur with externally published spreadsheets. 1 PB&WM includes equity participation gains of CHF 146 mn from the sale of ETF business and CHF 91 mn from the sale of Strategic Partners and transaction related costs of CHF 2 mn each, gains on private equity disposals of CHF 40 mn, a gain of CHF 28 mn on the sale JO Hambro, and impairments on AMF of CHF (86) mn. Participation gains of CHF 146 mn from the sale of ETF business and CHF 91 mn from the sale of Strategic Partners are offset in CC; CC also includes a CTA loss of CHF 82 mn on the sale JO Hambro and real estate gains of CHF 68 mn. 2 Based on CHF-denominated post-tax income; assumes tax rate of 30% in 2Q13, 3Q13 and 4Q13 and 25% in 1Q13, and capital allocated at 10% of average Basel 3 RWAs; return on Basel 3 capital is different from externally disclosed Return on Equity. 3 Certain immaterial revenue and expense items in the PB&WM division are now presented on a net basis per the applicable accounting standards; prior periods have been restated to conform to the current presentation. February 6, 2014 (updated March 21, 2014)

Reconciliation of 2013 Reported, Underlying, Non-Strategic and Strategic results

(CHF in millions)		Old reporting structure: Reported results	Old reporting structure: *Underlying adjustments*[2]	Old reporting structure: Underlying results	New reporting structure: Reported results	New reporting structure: *Underlying adj. to Non-Strategic results*[2]	New reporting structure: *Underlying Non-Strategic results*	New reporting structure: Non-Strategic results[2]	New reporting structure: Strategic results
Core Results	Revenue	25,283	(328)	25,611	25,283	(243)	(43)	(286)	25,569
	Expenses	21,134	1,489	19,645	21,134	1,489	1,316	2,805	18,329
	Pre-tax Income	3,994	(1,816)	5,810	3,994	(1,732)	(1,419)	(3,151)	7,145
	Return on 10% B3 RWA[1]	*10%*	--	*15%*	*10%*	--	--	--	*20%*
	Cost / income ratio	*84%*	--	*77%*	*84%*	--	--	n/m	*72%*
	Return on Equity[3]	*7%*	--	*10%*	*7%*	--	--	n/m	*13%*
PB&WM	Revenue	13,451	215	13,235	13,451	301	707	1,008	12,443
	Expenses	9,625	276	9,350	9,625	276	624	900	8,725
	Pre-tax Income	3,686	(60)	3,746	3,686	25	25	50	3,636
	Return on 10% B3 RWA[1]	27%	--	28%	27%	--	--	n/m	29%
IB	Revenue	12,622	--	12,622	12,622	--	(559)	(559)	13,181
	Expenses	10,833	765	10,068	10,833	765	768	1,533	9,300
	Pre-tax Income	1,776	(765)	2,541	1,776	(765)	(1,329)	(2,094)	3,870
	Return on 10% B3 RWA[1]	8%	--	11%	8%	--	--	n/m	19%
CC	Revenue	(790)	(544)	(246)	(790)	(544)	(191)	(735)	(55)
	Expenses	676	448	228	676	448	(76)	372	304
	Pre-tax Income	(1,468)	(992)	(476)	(1,468)	(992)	(115)	(1,107)	(361)

Expenses above do not include provisions.

1 Calculated using post-tax income denominated in CHF; assumes tax rate of 30% in 2Q13, 3Q13 and 4Q13, 25% in 1Q13 and capital allocated at 10% of average Basel 3 RWAs; return on Basel 3 capital is different from externally disclosed Return on Equity.

2 The underlying adjustment related to AMF write down of CHF (86) mn is not included in Non-Strategic results in 2013.

3 Return on Equity for Strategic results calculated by dividing annualized Strategic net income by average Strategic shareholders' equity (derived by deducting 10% of Non-Strategic units' RWA from reported shareholders' equity).

CREDIT SUISSE

February 6, 2014 (updated March 21, 2014)

46

Achieved CHF 3.1 bn annualized expense savings through FY13 since expense measures announced in mid-2011

Group expense reduction achieved in CHF bn



Savings of CHF 2.4 bn
Savings of CHF 3.1 bn
20.5
annualized
10.2
21.3
(3.2)
18.1
(0.7)
17.4
6M11 adjusted
FY13 reported
FY13 adjusted
FY13 adjusted excl. significant items

Adjustments from 6M11 reported:	
Variable compensation	(1,034)
Realignment costs (CC)	(142)
Other (across divisions)	50
Total	**(1,127)**
Annualized (x2)	**(2,253)**

Adjustments from FY13 reported:	
Variable compensation[1]	(1,583)
Litigation provisions (PBWM/IB)	(940)
Realignment costs (CC)	(394)
IT architecture simplification	(128)
Goodwill impairment (PBWM)	(12)
Other (across divisions)[2]	(119)
FX impact	(64)
FY13 Total	**(3,240)**

Significant one-off items, including:	
Certain litigation provisions (IB)	(351)
UK withholding tax (PB&WM)	(100)
RRP	(102)
IT impairment (PB&WM)	(27)
Accelerated compensation (IB)	(25)
Morgan Stanley	(21)
FY13 Total	**(650)**

All data for Core Results including expense savings from discontinued operations;
All expense reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses.
1 Related to existing population. 2 Primarily due to variable compensation related savings on reduction of force.

CREDIT SUISSE February 6, 2014 (updated March 21, 2014) 47

Strong funding and liquidity

Assets and liabilities by category, end 4Q13 in CHF bn


873
873
Reverse repo 84
Encumbered trading assets 73
Funding-neutral assets[1] 122
Match funded
279
Repo 117
Short positions 40
Funding-neutral liabilities[1] 122
Cash & due from Banks 70
Unencumbered liquid assets[3] 150
594
Other short-term liab.[2] 40
Due to banks 59
Short-term borrowings 20
Deposits[5] 297
Loans[4] 243
122% coverage
Long-term debt 130
Other longer-maturity assets 131
Total equity 48
Assets
Equity & Liabilities

- **Well prepared for Basel 3 liquidity** requirements
  - Basel 3 Net Stable Funding ratio[6] (1-year) in excess of 100%
  - Short-term (30 days) liquidity under Swiss regulation in excess of requirement

1 Primarily includes brokerage receivables/payables, positive/negative replacement values and cash collateral.
2 Primarily includes excess of funding neutral liabilities (brokerage payables) over corresponding assets.
3 Primarily includes unencumbered trading assets, unencumbered investment securities and excess reverse repurchase agreements, after haircuts.
4 Excludes loans with banks.
5 Excludes due to banks and certificates of deposit.
6 Estimate under current FINMA framework. Basel 3 liquidity rules and FINMA framework are not finalized; amounts and statements and ratios shown here are based on interpretation of current proposals.

CREDIT SUISSE
February 6, 2014 (updated March 21, 2014) 48

Collaboration revenues February 6, 2014 (updated March 21, 2014) * 2013 collaboration revenues up 2% from 2012 Contribution to overall Credit Suisse result continues to be significant Strong performance in providing tailored solutions to UHNWI clients Collaboration revenues target range of 18% to 20% of net revenues Collaboration revenues – Core results in CHF bn and as % of net revenues

February 6, 2014 (updated March 21, 2014) * Currency mix 1 Total operating expenses and provisions for credit losses. 2 Based on 2012 and 2013 revenue and expense levels, currency mix and average exchange rates, respectively. Net revenues 25,284 19% 56% 10% 3% 12% Total expenses1 21,289 32% 39% 5% 10% 13% CHF mn 2012 CHF USD EUR GBP Other Contribution Net revenues 23,250 22% 49% 16% 0% 13% Total expenses1 21,362 31% 38% 6% 10% 15% Credit Suisse Core Results CHF mn 2013 CHF USD EUR GBP Other Contribution Sensitivity analysis2 A 10% movement in the USD/CHF exchange rate affects 2013 pre-tax income by CHF 601 mn and 2012 pre-tax income by CHF 320 mn A 10% movement in the EUR/CHF exchange rate affects 2013 pre-tax income by CHF 136 mn and 2012 pre-tax income by CHF 264 mn

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Stephan Flückiger
Stephan Flückiger
Date: March 24, 2014		Director